For immediate release

FAIRMONT HOTELS & RESORTS INC.
THIRD QUARTER EARNINGS RISE SHARPLY
- As a result of improved operating performance and hotel sales -

TORONTO, October 27, 2004 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) (TSX/NYSE: FHR) today announced its unaudited financial results for the third quarter ended September 30, 2004 using Canadian generally accepted accounting principles. All amounts are expressed in U.S. dollars.

Third Quarter 2004 Highlights

•	Operating revenues[1] improved 9.9% to $197.1 million.

•	EBITDA[2] increased 35.4% to $63.5 million. Excluding the $7.4 million provision taken in 2003 related to hurricane damage in Bermuda, EBITDA rose 16.9% in the quarter.

•	Entered into an agreement to manage London’s renowned Savoy Hotel.

•	Sold real estate interests in two resorts for gross proceeds of $387.1 million while maintaining long term-management contracts.

•	Revenue per available room (“RevPAR”) for the comparable owned portfolio improved 17.1%. Occupancy improved 5.6 points (9.2%) and average daily rate (“ADR”) increased 7.1%.

•	Net income of $131.8 million and diluted earnings per share (“EPS”) of $1.66 include a $75.7 million, or $0.95 per share, gain from the two hotel sales in the quarter and a $27.6 million, or $0.35 per share, gain from the sale of Legacy units. 2003 net income and EPS include a $7.4 million provision for hurricane damage. Excluding these items, EPS rose 50% over 2003 levels.

“We continue to benefit from the ongoing strength in travel demand, particularly for luxury properties, and from our exposure to the leisure segment of the business. Our Canadian properties have experienced a solid rebound over last year and our U.S. and international hotels continue to produce considerable RevPAR growth driven by both occupancy and rate increases in most markets,” said William R. Fatt, FHR’s Chief Executive Officer.

“During the third quarter, our Canadian owned properties performed to expectation however, our overall results were affected by lower than anticipated earnings from our investment in Legacy Hotels Real Estate Investment Trust (“Legacy” or the “Trust”), whose portfolio was impacted by weaker than expected U.S. travel to Canada. In addition, the recent reduction in our ownership position in the Trust also reduced the earnings from this investment,” said Mr. Fatt.

Third Quarter Ownership Operations

Revenues from hotel ownership improved 6.9% to $180.3 million, despite the lost revenues from the two hotel sales in the third quarter. The increase was driven by a 14.6% improvement performance at our Canadian properties. In particular, The Fairmont Chateau Lake Louise enjoyed considerable revenue growth as a result of ongoing strength in Asian tour business and from the addition of the resort’s new meeting facility and additional guestrooms. Excluding the two resorts sold, U.S. and International hotel revenues were up almost 25%, with several hotels generating double-digit improvements over 2003.

EBITDA from hotel ownership operations of $50.3 million increased 43.7% compared to 2003 when the Company recorded a $7.4 million provision related to the hurricane damage in Bermuda. Excluding the hurricane provision, hotel ownership EBITDA rose 18.6% in 2004. Owned hotel EBITDA margin improved considerably to 27.9% from 20.8% in the third quarter last year. Excluding the hurricane provision, margins improved 280 basis points as a result of portfolio-wide increases in both occupancy and ADR.

RevPAR for the comparable owned portfolio increased 17.1% in the third quarter, resulting from the combination of a 5.6 point improvement in occupancy and a 7.1% increase in ADR. The U.S. and International owned comparable portfolio enjoyed solid leisure demand, which drove both occupancy and ADR and resulted in a robust 22.8% RevPAR increase. Occupancy growth at all of the major Canadian owned hotels generated a RevPAR improvement of 13.8%. When compared to the third quarter of 2003, the average Canadian dollar exchange rate for the quarter appreciated approximately 5% against the U.S. dollar. Adjusting for the foreign exchange impact, RevPAR for the Canadian portfolio was up approximately 8%.

Equity income generated from FHR’s investment in Legacy was $3.7 million compared to $2.6 million in the same period last year. Legacy’s portfolio continues to show significant growth over 2003 levels given its recovery from the impact of SARS. FHR’s reduced ownership in Legacy from 35% to 24% during the quarter impacted the Company’s equity income from its investment.

In the third quarter, there were no land sales. Overall real estate activities, generated primarily by FHR’s vacation ownership business in the third quarter of 2004, produced $4.8 million in revenues and a $0.6 million loss compared to $0.2 million in revenues and a $1.0 million loss in 2003.

Third Quarter Management Operations

Fairmont
Revenues under management of $454 million increased 15% over 2003. Improved operating results and the addition of two new management contracts contributed to this increase. Management fee revenues were up 12.8% to $14.1 million, commensurate with the increase in revenues under management and an improvement in incentive fees.

For the Fairmont comparable managed portfolio, RevPAR increased 12.8% to $133.71. RevPAR for the U.S. and International portfolio showed solid improvement with RevPAR up 10.8%, resulting from a 7.9% increase in ADR combined with an occupancy gain of 1.6 points. The Canadian comparable portfolio reported a 14.6% RevPAR improvement, driven by increases in ADR and occupancy of 10.7% and 2.5 points, respectively. Adjusting for the foreign exchange impact, RevPAR at the Canadian portfolio was up approximately 9% over 2003.

Delta
In the third quarter, Delta’s revenues under management increased 16% to $105 million. Management fee revenues of $3.5 million were up 16.7% from last year. During the quarter, RevPAR increased 18.2% resulting from a 6.6% ADR increase and a 7.2 point improvement in occupancy. Adjusting for the foreign exchange impact, RevPAR was up approximately 12%.

Nine Months Consolidated Results

For the nine months ended September 30, 2004, operating revenues increased 10.3% to $575.6 million from $521.7 million in the prior period, despite the lost revenues from the two recent hotel sales. All owned properties contributed to this growth led by The Fairmont Chateau Lake Louise, The Fairmont Scottsdale Princess and The Fairmont Orchid. EBITDA of $160.1 million was up 20.8% from last year. Excluding the 2003 hurricane provision, EBITDA rose 14.4% in 2004.

Equity losses generated from FHR’s investment in Legacy were $0.8 million compared to equity losses of $4.2 million in 2003. Legacy’s portfolio continues to gain momentum after a challenging year in 2003 given the travel concerns relating to SARS.

To date in 2004, FHR has disposed of one block of the Coal Harbour lands in Vancouver and another parcel of land that was not part of the Company’s principal real estate holdings in Toronto or Vancouver. Overall real estate activities generated $26.2 million in revenues and $8.2 million in EBITDA compared to $31.4 million and $14.9 million in 2003, respectively.

Net income of $160.2 million (diluted EPS of $2.01) includes a $75.7 million net gain from the two hotel sales ($0.95 per share) and a $27.6 million gain from the sale of Legacy units ($0.35 per share). Net income in 2003 included a $24.4 million ($0.31 per share) income tax recovery from a favorable tax reassessment recorded in June and a $7.4 million provision for hurricane damage in the third quarter. Excluding the 2004 gains and the 2003 tax recovery and provision, 2004 net income for the nine months was ahead of last year by approximately 20%.

Capital Expenditures

Hotel related capital expenditures for the quarter totaled $14.2 million. The Company expects that 2004 capital expenditures will be in the range of $75 — $85 million. After five years of extensive capital investment, FHR has completed all of its major renovation plans. As a result, the Company expects its 2005 capital budget to be more modest, likely in the range of approximately $55 — $65 million.

Announcements and Corporate Activities

On September 13, 2004, FHR announced that the Company has entered into an agreement to manage The Savoy Hotel in London, England. Concurrently, a company affiliated with His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and Bank of Scotland Corporate, part of HBS plc, have entered into discussion with the hotel owner, Quinlan Private, to purchase the hotel. Subject to the successful sale of the property, Fairmont will assume the management responsibilities of The Savoy in January 2005.

On September 13, 2004, FHR completed the sale of 12 million units of Legacy in a block trade resulting in total proceeds of approximately $63 million and a gain of $27.6 million. The Company’s equity interest in Legacy is now 23.7%.

On August 25, 2004, FHR completed the acquisition of the 16.5% minority interest in the Fairmont management company from Maritz, Wolff & Co. for approximately $70 million. The Company now owns 100% of the Fairmont brand and management company.

On July 15, 2004, FHR sold its real estate interest in The Fairmont Kea Lani Maui to Host Marriott Corporation for approximately $355 million, resulting in a pre-tax gain of $108.7 million. Our third quarter earnings include an after-tax gain on the sale of approximately $68 million. The resort will continue to be known as The Fairmont Kea Lani Maui and will be managed by Fairmont under the existing long-term management contract, which expires in 2051.

On July 9, 2004, FHR sold The Fairmont Glitter Bay in Barbados to a group of investors for $31.7 million. The sale resulted in a non-taxable gain of about $8 million that is reflected in our third quarter earnings. The resort continues to be managed by the Company as The Fairmont Glitter Bay under the existing long-term management contract.

These two recent hotel sales and the block trade of Legacy units generated significant cash proceeds, a portion of which was used in the third quarter to repay outstanding debt on our bank lines and mortgages on the properties sold. The Company intends to invest a portion of the proceeds to continue the growth of the

Fairmont brand. At the end of the third quarter, total debt was $369.1 million and cash and cash equivalents totaled $167.8 million compared to $673.2 million in debt and $47.8 million in cash at June 30, 2004.

During the quarter, FHR repurchased 1,737,900 shares under its normal course issuer bid at a total cost of $46.4 million. The Company has repurchased a total of 1,946,300 shares at a total cost of $51.8 million during 2004. Subsequent to the third quarter, FHR announced a new normal course issuer bid effective October 29, 2004, authorizing the Company to purchase up to 10% of its public float in the twelve-month period following the bid’s effective date.

Outlook

“This is an exciting time for our industry and for our Company. Lodging fundamentals remain solid, particularly for the luxury category where there is minimal new hotel supply expected for several years. Our recently renovated portfolio combined with the long-term strength in the leisure segment of the business ideally position us for above average growth,” said Mr. Fatt. “In particular, we anticipate a substantial improvement in performance in 2005 at our Lake Louise and Boston properties following the completion of their renovation programs as well as at The Fairmont Orchid.”

As a result of FHR’s reduced ownership position in Legacy and the softness in the Trust’s performance in the third quarter, FHR expects to be at the lower end of its previous 2004 EBITDA guidance range of $185 — $195 million. This guidance includes approximately $7 million from real estate activities.

Including the gains from the sale of the Legacy units and the two resorts of $103.3 million ($1.30 per share), net income is now estimated to be between $160 — $166 million and diluted EPS to be in the range of $2.01 — $2.09. The guidance assumes a full-year tax rate of approximately 29%, down slightly from the previous estimate reflecting the sale of Legacy units.

“We remain focused on growing the Fairmont brand. By leveraging the strength of our balance sheet and our growing number of capital partners, we are poised to further expand our portfolio. The addition of London’s Savoy Hotel will provide us with the opportunity to extend our distinctive collection of properties in this critically strategic market, provide the ideal platform for further expansion in Europe and position the Fairmont brand for continued international growth,” said Mr. Fatt.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

FHR will hold a conference call today, October 27, 2004 at 1:00 p.m. Eastern Time to discuss its results. To participate, please dial 416.405.9328 or 1.800.387.6216. You will be requested to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on October 27, 2004 through to November 3, 2004 by dialing 416.695.5800 or 1.800.408.3053 using the reservation #3101928. A live audio webcast of the conference call will be available via FHR’s website (www.fairmont.com/investor). An archived recording of the webcast will remain available on FHR’s website following the conference call.

This press release contains certain forward-looking statements relating, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. FHR disclaims any responsibility to update any such forward-looking statements.

	Three months ended			Nine months ended
	September 30			September 30
	2004	2003	Variance	2004	2003	Variance
OWNED HOTELS

Worldwide 13 properties/6,364 rooms
RevPAR	136.82	116.85	17.1%	123.83	104.73	18.2%
ADR	205.99	192.32	7.1%	192.50	182.65	5.4%
Occupancy	66.4%	60.8%	5.6 points	64.3%	57.3%	7.0 points

Canada 7 properties/3,336 rooms
RevPAR	173.78	152.77	13.8%	125.19	108.67	15.2%
ADR	220.81	207.67	6.3%	180.95	171.20	5.7%
Occupancy	78.7%	73.6%	5.1 points	69.2%	63.5%	5.7 points

U.S. and International 6 properties/3,028 rooms
RevPAR	96.07	78.23	22.8%	122.35	100.50	21.7%
ADR	181.67	166.49	9.1%	207.19	198.03	4.6%
Occupancy	52.9%	47.0%	5.9 points	59.1%	50.8%	8.3 points

FAIRMONT MANAGED HOTELS

Worldwide 40 hotels/19,885 rooms
RevPAR	133.71	118.58	12.8%	121.50	106.30	14.3%
ADR	194.17	177.71	9.3%	183.90	172.38	6.7%
Occupancy	68.9%	66.7%	2.2 points	66.1%	61.7%	4.4 points

Canada 20 properties/10,099 rooms
RevPAR	137.64	120.15	14.6%	105.08	90.12	16.6%
ADR	184.41	166.60	10.7%	156.16	143.81	8.6%
Occupancy	74.6%	72.1%	2.5 points	67.3%	62.7%	4.6 points

U.S. and International 20 properties/9,786 rooms
RevPAR	129.66	116.99	10.8%	138.10	122.55	12.7%
ADR	206.08	190.94	7.9%	212.99	202.01	5.4%
Occupancy	62.9%	61.3%	1.6 points	64.8%	60.7%	4.1 points

DELTA MANAGED HOTELS

Worldwide 28 properties/8,296 rooms
RevPAR	76.74	64.95	18.2%	65.04	55.31	17.6%
ADR	103.21	96.83	6.6%	97.67	91.43	6.8%
Occupancy	74.3%	67.1%	7.2 points	66.6%	60.5%	6.1 points

Comparable hotels and resorts are considered to be properties that were fully open under FHR management for at least the entire current and prior period. Comparable hotels and resorts statistics exclude properties under major renovation that would have a significant adverse effect on the properties’ primary operations. The following properties were excluded:

Owned:	The Fairmont Southampton; The Fairmont Copley Plaza Boston; The Fairmont Kea Lani Maui (sold July 2004); The Fairmont Glitter Bay (sold July 2004)
Fairmont Managed:	The Fairmont Southampton; The Fairmont Olympic Hotel, Seattle; The Fairmont Turnberry Isle Resort & Club, Miami
Delta Managed:	None (excludes Delta franchised hotels)

FHR’s 2003 quarterly operating statistics for its 2004 comparable hotel portfolios as at September 30, 2004 are available on the Company’s website (www.fairmont.com/investor). Quarterly statistics have been revised to reflect the recent asset sales.

1.	Operating revenues excludes other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR’s calculation of operating revenues is different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization and gain on sales of investments and hotel assets. Income from investments and other is included in EBITDA. Management considers EBITDA to be a meaningful indicator of hotel operations and uses it as the primary measurement of operating segment profit and loss. However, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (“Canadian GAAP”). It is likely that FHR’s calculation of EBITDA is different than the calculations used by other entities. EBITDA is represented on the consolidated statements of income as “operating income before undernoted items”.

Reconciliation of EBITDA to net income:

	Three months ended		Nine months ended
	September 30		September 30
In millions of dollars	2004	2003	2004	2003
EBITDA	$63.5	$46.9	$160.1	$132.5
Deduct (Add):
Gain on sales of investments and hotel assets	(144.2)	—	(144.2)	—
Amortization	16.8	17.5	54.3	51.0
Interest expense, net	6.7	8.9	25.7	23.1
Income tax expense (recovery)	52.4	8.9	64.1	(5.8)

Net income	$131.8	$11.6	$160.2	$64.2

Contacts:	M. Jerry Patava	Emma Thompson
	Executive Vice President	Executive Director Investor Relations
	and Chief Financial Officer	Tel: 416.874.2485
	Tel: 416.874.2450	Email: investor@fairmont.com
Website: www.fairmont.com

Summary of Hotel Portfolios

	At September 30
	2004	2003
OWNED HOTELS

Worldwide
No. of Properties	15	17
No. of Rooms	7,343	7,787

Canada
No. of Properties	7	7
No. of Rooms	3,336	3,268

U.S. and International
No. of Properties	8	10
No. of Rooms	4,007	4,519

FAIRMONT MANAGED HOTELS

Worldwide
No. of Properties	44	43
No. of Rooms	21,643	21,182

Canada
No. of Properties	21	21
No. of Rooms	10,422	10,361

U.S. and International
No. of Properties	23	22
No. of Rooms	11,221	10,821

DELTA MANAGED HOTELS

Worldwide
No of Properties	38	39
No. of Rooms	11,163	11,465

Fairmont Hotels & Resorts Inc.
Consolidated Balance Sheets
(Stated in millions of U.S. dollars)

ASSETS
	September 30	December 31
	2004	2003
	(Unaudited)
Current assets
Cash and cash equivalents	$167.8	$31.7
Accounts receivable	94.2	64.1
Inventory	14.8	14.2
Prepaid expenses and other	15.5	24.6

	292.3	134.6
Investments in partnerships and corporations (note 6)	71.9	53.1

Investment in Legacy Hotels Real Estate Investment Trust (note 4)	70.8	105.9

Non-hotel real estate	97.6	95.1

Property and equipment (note 3)	1,409.7	1,656.2

Goodwill	160.3	132.0

Intangible assets	218.5	216.7

Other assets and deferred charges (note 6)	98.9	109.4

	$2,420.0	$2,503.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$123.1	$121.3
Taxes Payable	52.1	2.7
Dividends payable	—	3.2
Current portion of long-term debt (note 7)	4.0	117.8

	179.2	245.0

Long-term debt (note 3 and 5)	365.1	539.8

Other liabilities	91.3	91.4

Future income taxes	120.9	80.9

	756.5	957.1

Shareholders’ Equity (note 8)	1,663.5	1,545.9

	$2,420.0	$2,503.0

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Income
(Stated in millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Revenues
Hotel ownership operations	$180.3	$168.6	$516.3	$462.5
Management operations	12.0	10.6	33.1	27.8
Real estate activities	4.8	0.2	26.2	31.4

Operating revenues	197.1	179.4	575.6	521.7
Other revenues from managed and franchised properties	10.4	9.2	28.2	23.7

	207.5	188.6	603.8	545.4
Expenses
Hotel ownership operations	125.9	130.0	377.9	353.7
Management operations	7.5	4.7	20.4	15.7
Real estate activities	5.4	1.2	18.0	16.5

Operating expenses	138.8	135.9	416.3	385.9

Other expenses from managed and franchised properties	10.4	9.7	28.6	24.6

	149.2	145.6	444.9	410.5
Income (loss) from equity investments and other	5.2	3.9	1.2	(2.4)

Operating income before undernoted items	63.5	46.9	160.1	132.5

Amortization	16.8	17.5	54.3	51.0
Interest expense, net	6.7	8.9	25.7	23.1
Gain on sales of investments and hotel assets (note 3 and 4)	(144.2)	—	(144.2)	—

Income before income tax expense	184.2	20.5	224.3	58.4

Income tax expense (recovery)
Current	44.5	2.5	50.0	9.0
Future	7.9	6.4	14.1	(14.8)

	52.4	8.9	64.1	(5.8)

Net income	$131.8	$11.6	$160.2	$64.2

Weighted average number of common shares outstanding (in millions) (note 8)
Basic	78.4	79.1	78.9	79.2
Diluted	79.3	79.9	79.7	80.0

Basic earnings per common share	$1.68	$0.15	$2.03	$0.81
Diluted earnings per common share	$1.66	$0.15	$2.01	$0.80

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Cash Flows
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Cash provided by (used in)

Operating activities
Net Income	$131.8	$11.6	$160.2	$64.2
Items not affecting cash
Amortization of property and equipment	16.0	16.9	52.1	49.1
Amortization of intangible assets	0.8	0.6	2.2	1.9
(Income) loss from equity investments and other	(5.2)	(3.9)	(1.2)	2.4
Future income taxes	7.9	6.4	14.1	(14.8)
Unrealized foreign exchange gain	(13.3)	—	(3.1)	—
Gain on sales of investments and hotel assets	(144.2)	—	(144.2)	—
Distributions from investments	4.2	—	4.2	4.4
Other	5.8	(2.8)	7.8	(9.0)
Changes in non-hotel real estate	(0.7)	(2.7)	(0.4)	7.4
Changes in non-cash working capital items (note 9)	52.0	15.1	15.7	(19.5)

	55.1	41.2	107.4	86.1

Investing activities
Additions to property and equipment	(14.2)	(19.9)	(58.2)	(55.5)
Acquisitions, net of cash acquired	—	—	—	6.0
Investments in partnerships and corporations	(1.9)	—	(4.9)	(0.7)
Sales of investments and hotel assets	443.6	—	443.6	—
Collection of loans receivable	0.1	—	9.0	—
Issuance of loans receivable	—	(26.8)	(7.0)	(28.3)

	427.6	(46.7)	382.5	(78.5)

Financing activities
Issuance of long-term debt	—	14.8	82.7	161.5
Repayment of long-term debt	(313.9)	(7.7)	(379.5)	(151.2)
Issuance of common shares	0.3	0.5	0.9	0.6
Repurchase of common shares	(46.4)	—	(51.8)	(16.8)
Dividends paid	(3.2)	(2.4)	(6.4)	(4.8)

	(363.2)	5.2	(354.1)	(10.7)

Effect of exchange rate changes on cash	0.5	—	0.3	3.5

Increase (decrease) in cash	120.0	(0.3)	136.1	0.4

Cash and cash equivalents — beginning of period	47.8	49.7	31.7	49.0

Cash and cash equivalents — end of period	$167.8	49.4	$167.8	$49.4

Fairmont Hotels & Resorts Inc.
Consolidated Statements of Retained Earnings
(Stated in millions of U.S. dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Balance — Beginning of period	$101.1	$83.2	$78.1	$38.5
Net income	131.8	11.6	160.2	64.2

	232.9	94.8	238.3	102.7

Repurchase of common shares (note 8)	(18.2)	—	(20.4)	(5.5)
Dividends	—	—	(3.2)	(2.4)

Balance — End of period	$214.7	$94.8	$214.7	$94.8

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

1.	Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for over 116 years and currently manages properties principally under the Fairmont and Delta brands. At September 30, 2004, FHR managed or franchised 82 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. (“Fairmont”), which at September 30, 2004, managed 44 properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts at September 30, 2004.

In addition to hotel and resort management, as at September 30, 2004, FHR had hotel ownership interests ranging from approximately 15% to 100% in 22 properties, located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three and nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year.

2.	These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below.

Hedging Relationships
Effective January 1, 2004, FHR implemented new guidance on accounting for hedging relationships. The new guidelines specify the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting. The adoption of this accounting guidance did not have an impact on the Company’s financial statements.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation
The Canadian Institute of Chartered Accountants has issued new accounting standards surrounding GAAP and financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP and are effective for years beginning January 1, 2004. No changes to accounting principles or financial statement presentation were required.

Assets Held for Sale
Long-lived assets are classified as held for sale when specific GAAP criteria are met. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets classified as held for sale and liabilities related to these assets are reported separately on the balance sheet. A component of FHR that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from ongoing operations as a result of the sale and FHR will not have a significant continuing involvement in the operations of the component after the sale.

3.	On July 15, 2004, FHR finalized the sale of The Fairmont Kea Lani Maui for cash proceeds of $355.4. The mortgage of $120.0 on this property was repaid. FHR recognized a gain on the sale of $67.8, net of income taxes of $41.0. The resort will continue to be managed by Fairmont under a long-term management contract.

On July 9, 2004, FHR finalized the sale of The Fairmont Glitter Bay for cash proceeds of approximately $31.7. The mortgage of $5.2 on this property was repaid. FHR recognized a non-taxable gain on the sale of $7.9. The resort will continue to be managed by Fairmont under a long-term management contract.

4.	On September 13, 2004, FHR sold 12,000,000 units of Legacy for approximately $63.0 in cash and recognized a gain of $27.6. The sale decreases FHR’s investment in Legacy to 23.7% from approximately 35%. As at September 30, 2004, FHR owned 24,639,143 units of Legacy.

5.	In March 2004, FHR entered into a new $400.0 unsecured credit facility due March 2007. The interest rate is floating and is calculated based on the borrower’s choice of prime rate, bankers acceptance or LIBOR plus a spread.

6.	In April 2004, FHR finalized an agreement to invest $15.6 for a 14.5% interest in The Fairmont Dubai. This investment is accounted for using the equity method due to significant influence and through contractual arrangements. In the second quarter, $15.6 was reclassified from “Other assets and deferred charges” to “Investments in partnerships and corporations”.

7.	On August 23, 2004, FHR purchased the remaining 16.5% of outstanding shares of Fairmont from Maritz, Wolff & Co. for approximately $70.0 in cash. FHR now owns 100% of Fairmont. The company had already been consolidating 100% of Fairmont, by previously having recorded an obligation of $69.0 representing the minimum amount a minority shareholder was entitled to receive under a put option. During the third quarter, FHR increased its previously reported goodwill and future income tax balances by $16.7. As a result of this transaction, current portion of long-term debt decreased by $69.0.

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

8.	Shareholders’ equity

	September 30,	December 31,
	2004	2003
Common shares	$1,175.9	$1,202.2
Other equity	19.2	19.2
Treasury stock	(4.2)	—
Contributed surplus	142.3	142.3
Foreign currency translation adjustments	115.6	104.1
Retained earnings	214.7	78.1

	$1,663.5	$1,545.9

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(in millions)		(in millions)
Weighted-average number of common shares outstanding — basic	78.4	79.1	78.9	79.2
Stock options	0.9	0.8	0.8	0.8

Weighted-average number of common shares outstanding — diluted	79.3	79.9	79.7	80.0

Effective October 2004, FHR may repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion. Under the previous issuer bid which ended on October 7, 2004, during the nine months ended September 30, 2004, FHR repurchased 1,946,300 shares (1,737,900 during the third quarter). Total consideration relating to the repurchase amounted to $51.8 ($46.4 for the third quarter), of which $27.2 was charged to common shares, $20.4 was charged to retained earnings, and $4.2 to treasury stock. Of the 1,946,300 shares, 150,000 shares were classified as treasury stock as they were repurchased prior to September 30, 2004 and cancelled on October 1, 2004. During the nine months ended September 30, 2004, FHR issued 48,939 shares (10,371 shares for the third quarter) pursuant to the Key Employee Stock Option Plan of which $0.9 was credited to common shares ($0.3 for the third quarter) for proceeds from options exercised. At September 30, 2004, 77,366,916 common shares were outstanding (2003 — 79,080,159).

During the nine months ended September 30, 2004, 10,000 stock options were granted (nil in the third quarter). Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Reported net income	$131.8	$11.6	$160.2	$64.2

Net income assuming fair value method used	$131.7	$11.4	$159.9	$63.3
Basic earnings per share	$1.68	$0.14	$2.03	$0.80
Diluted earnings per share	$1.66	$0.14	$2.01	$0.79

9.	Changes in non-cash working capital:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Decrease (increase) in current assets
Accounts receivable	$(5.9)	$10.8	$(31.1)	$0.9
Inventory	0.1	0.8	(1.2)	0.3
Prepaid expenses and other	6.6	9.1	(1.3)	(0.9)

Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	2.9	(6.1)	—	(17.3)
Taxes payable	48.3	0.5	49.3	(2.5)

	$52.0	$15.1	$15.7	$(19.5)

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

10.	Segmented Information

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 22 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated primarily on earnings before interest, taxes and amortization (“EBITDA”), which is defined as income before interest, income taxes and amortization. EBITDA includes income from investments and other. Amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three months ended September 30, 2004
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$180.3	$—	$4.8	$14.1	$3.5	$(5.6)	$197.1
Other revenues from managed and franchised properties	—	—	—	8.2	2.2	—	10.4

							207.5
Income (loss) from equity investments and other	1.5	3.7	—	—	—	—	5.2
EBITDA (b)	50.3	3.7	(0.6)	8.2	1.9	—	63.5
Total assets (c)	2,028.1	70.8	99.1	340.0	77.1	(195.1)	2,420.0
Capital expenditures	12.0	—	—	2.2	—	—	14.2

	Three months ended September 30, 2003
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$168.6	$—	$0.2	$12.5	$3.0	$(4.9)	$179.4
Other revenues from managed and franchised properties	—	—	—	7.0	2.2	—	9.2

							188.6
Income (loss) from equity investments and other	1.3	2.6	—	—	—	—	3.9
EBITDA (b)	35.0	2.6	(1.0)	8.6	2.2	(0.5)	46.9
Total assets (c)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	19.3	—	—	0.6	—	—	19.9

	Nine months ended September 30, 2004
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$516.3	$—	$26.2	$40.2	$9.6	$(16.7)	$575.6
Other revenues from managed and franchised properties	—	—	—	20.9	7.3	—	28.2

							603.8
Income (loss) from equity investments and other	2.0	(0.8)	—	—	—	—	1.2
EBITDA (b)	123.7	(0.8)	8.2	23.4	6.0	(0.4)	160.1
Total assets (c)	2,028.1	70.8	99.1	340.0	77.1	(195.1)	2,420.0
Capital expenditures	55.5	—	—	2.7	—	—	58.2

Fairmont Hotels & Resorts Inc.
Notes to Consolidated Financial Statements
(Stated in millions of U.S. dollars)
(Unaudited)

10. Segmented Information (continued)

	Nine months ended September 30, 2003
	Ownership			Management
	Hotel		Real estate			Inter-segment
	Ownership	Legacy	activities	Fairmont	Delta	elimination (a)	Total
Operating revenues	$462.5	$—	$31.4	$33.4	$8.7	$(14.3)	$521.7
Other revenues from managed and franchised properties	—	—	—	17.6	6.1	—	23.7

							545.4
Income (loss) from equity investments and other	1.8	(4.2)	—	—	—	—	(2.4)
EBITDA (b)	96.3	(4.2)	14.9	19.9	6.5	(0.9)	132.5
Total assets (c)	2,121.6	105.5	100.2	351.5	73.1	(269.2)	2,482.7
Capital expenditures	54.3	—	—	1.2	—	—	55.5

(a)	Revenues represent management fees that are charged by Fairmont of $5.5 (2003 — $4.8) and $16.4 (2003 — $14.1) for the three and nine months ended September 30, 2004 respectively, and Delta of $0.1 (2003 — $0.1) and $0.3 (2003 — $0.2) for the three and nine months ended September 30, 2004 respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA represents expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets represent the elimination of inter-segment loans net of corporate assets.

(b)	The following costs are not allocated to the individual segments in evaluating net income:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
Amortization	$16.8	$17.5	$54.3	$51.0
Interest expense, net	6.7	8.9	25.7	23.1
Income tax expense (recovery)	52.4	8.9	64.1	(5.8)
Gain on sales of investments and hotel assets	(144.2)	—	(144.2)	—

(c)	Hotel ownership assets include $69.6 (2003 — $51.2) of investments accounted for using the equity method.

11.	As required under the terms and conditions of the 3.75% convertible senior notes due 2023, the debt and the common shares issuable upon conversion of the shares were registered on Form F-10 with the United States Securities and Exchange Commission on April 6, 2004.

12.	At September 30, 2004, FHR has a payable to Legacy of $5.0 in connection with various management contracts, and reciprocal loan agreements with Legacy for $86.6. A subsidiary of FHR has a 25% participation amounting to $10.6 in the first mortgage on The Fairmont Olympic Hotel, Seattle.

13.	FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	(in millions)		(in millions)
Pension	$(0.1)	$1.1	$0.9	$1.3
Other post-employment benefits	0.1	—	0.2	—

	$—	$1.1	$1.1	$1.3